02 MAY 23 AM 10: 2?

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034319

Tel. Nr. Filing desk 202 942 80 50

Date May 21, 2002
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Jasmin Lioliou
Corporate Communications

Enclosure

Media release May 21, 2002 – Unaxis sells three Business Units of Materials Division to the Belgian Umicore Group

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

making IT possible

Media release

Unaxis sells three Business Units of Materials Division to the Belgian Umicore Group

***Pfäffikon SZ, May 21, 2002* – The Umicore Group with headquarters in Brussels, Belgium, acquires Unaxis Materials AG, in Balzers, Liechtenstein, along with Materials businesses in Nashua, New Hampshire (USA) and Taiwan. This transaction is subject to approval by the German Federal Cartel Office. Aggregate sales by these Business Units were CHF 53 million in 2001.**

Unaxis is convinced that Umicore is the ideal purchaser for these companies, which will be integrated into Umicore's Advanced Materials Business Group. For Unaxis, this transaction concludes the sale of the Materials division and marks a further step towards concentrating on core activities.

Unaxis is a leading global provider of manufacturing systems, components and services for selected Information Technology, Surface Technology and Components and Special Systems markets.

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with statements portrayed here.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com